Exhibit (a)(5)(K)

CELGENE RECEIVES ANTITRUST CLEARANCE FOR JUNO ACQUISITION

SUMMIT, NJ – (February 21, 2018) – Celgene Corporation (NASDAQ:CELG) today announced that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") with respect to the previously announced tender offer by Celgene’s wholly owned subsidiary, Blue Magpie Corporation, for all issued and outstanding shares of common stock of Juno Therapeutics, Inc. (NASDAQ:JUNO) for $87.00 per share, net to the seller in cash, without interest and less required withholding taxes, and subsequent merger of Blue Magpie with Juno, expired at 11:59 p.m. ET on February 20, 2018. The expiration of the HSR waiting period satisfies one of the conditions to the closing of the pending acquisition, which remains subject to other customary closing conditions. Celgene expects the transaction to close in the first quarter of 2018.

The tender offer is scheduled to expire at midnight ET on March 2, 2018, unless extended or earlier terminated.

About Celgene

Celgene Corporation, headquartered in Summit, New Jersey, is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of innovative therapies for the treatment of cancer and inflammatory diseases through next-generation solutions in protein homeostasis, immuno-oncology, epigenetics, immunology and neuro-inflammation. For more information, please visit www.celgene.com. Follow Celgene on Social Media: @Celgene, Pinterest, LinkedIn, Facebook and YouTube.

About Juno

Juno Therapeutics, Inc. is building an integrated biopharmaceutical company focused on developing innovative cellular immunotherapies for the treatment of cancer. Founded on the vision that the use of human cells as therapeutic entities will drive one of the next important phases in medicine, Juno has developed cell-based cancer immunotherapies based on chimeric antigen receptor and high-affinity T cell receptor technologies to genetically engineer T cells to recognize and kill cancer. Several product candidates have shown compelling clinical responses in clinical trials in refractory leukemia and lymphoma conducted to date.

Additional Information about the Transaction and Where to Find It

This news release and the description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Juno. Celgene and its subsidiary, Blue Magpie Corporation, have filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Juno has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND JUNO STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY. Stockholders of Juno MAY obtain a free copy of these documents and other documents filed by Juno, Celgene or Blue Magpie Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders may obtain a free copy of these documents by contacting Morrow Sodali, the information agent for the tender offer, toll-free at (800) 662-5200 (or at +1 (203) 658-9400 collect if you are located outside the U.S. and Canada), or by email to JUNO@morrowsodali.com.

Forward-Looking Statements

This press release contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words "expects," "anticipates," "believes," "intends," "estimates," "plans," "will," "outlook" and similar expressions. Forward-looking statements are based on management's current plans, estimates, assumptions and projections, and speak only as of the date they are made. Celgene undertakes no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of the Company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Juno into Celgene; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of the Company filed with the SEC.

Contacts:

Investors:

908-673-9628

investors@celgene.com

Media:

908-673-2275

media@celgene.com